Filed Pursuant to Rule 253(g)(2)

File No. 024-12313

SUPPLEMENT NO. 5 DATED AUGUST 20, 2024

MASTERWORKS VAULT 4, LLC

This Supplement No. 5 dated August 20, 2024 (this “Supplement”), supplements, and should be read in conjunction with, the offering circulars of Masterworks Vault 4, LLC (as amended and supplemented, each, an “Offering Circular” and, together, the “Offering Circulars”), originally filed on August 10 2023, as amended by Post-Qualification Amendment No. 1 filed on August 29, 2023, Post-Qualification Amendment No. 2 filed on September 11, 2023, Post-Qualification Amendment No. 3 filed on September 22, 2023, Post-Qualification Amendment No. 4 filed on October 6, 2023, Post-Qualification Amendment No. 5 filed on November 14, 2023, Post-Qualification Amendment No. 6 filed on November 22, 2023, Post-Qualification Amendment No. 7 filed on December 8, 2023, Post-Qualification Amendment No. 8 filed on January 9, 2024, Post-Qualification Amendment No. 9 filed on January 18, 2024, Post-Qualification Amendment No. 10 filed on February 8, 2024, Post-Qualification Amendment No. 11 filed on March 1, 2024, Post-Qualification Amendment No. 12 filed on March 12, 2024, Post-Qualification Amendment No. 13 filed on March 27, 2024, Post-Qualification Amendment No. 14 filed on April 9, 2024, Post-Qualification Amendment No. 15 filed on April 26, 2024, Post-Qualification Amendment No. 16 filed on May 23, 2024 and Post-Qualification Amendment No. 17 filed on August 7, 2024. This Supplement should be read in conjunction with the Offering Circulars (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circulars. Except as set forth in this Supplement, the Offering Circulars remain unchanged.

The purpose of this Supplement is to disclose certain changes to the Offering Circulars relating to the Artwork and Artist Metrics. Particularly, the Masterworks public sale database has been updated as of June 30, 2024. Accordingly, the Sharpe Ratio, Record Price Appreciation, Median Repeat Sale Pair Appreciation and Artist Market Profile for each relevant artist listed in the “Description of Business - Artist Metrics” section of the Offering Circulars has been updated, as applicable, as shown below.

“Sharpe Ratio”

Artist	Sharpe Ratio
Alighiero Boetti	1.46
Cecily Brown	1.26
George Condo	0.70
Peter Doig	0.98
Lynne Mapp Drexler	N/A
Tracey Emin	N/A
Günther Förg	1.02
Barkley L. Hendricks	N/A
Charline von Heyl	N/A
Jacqueline Humphries	N/A
Alice Neel	N/A
Elizabeth Peyton	N/A
Avery Singer	N/A
Pierre Soulages	0.56
Jonas Wood	N/A

Record Price Appreciation

Artist	Compound Annual Growth Rate (“CAGR”)	First Record Price	First Record Price Date	Last Record Price	Last Record Price Date
Alighiero Boetti	25.3%	$2,100	April 29, 1988	$7,400,000	June 30, 2024
Cecily Brown	20.2%	$75,000	November 13, 2000	$5,800,000	June 30, 2024
George Condo	22.5%	$2,500	May 6, 1986	$5,805,900	June 30, 2024
Peter Doig	39.9%	$3,968	June 23, 1997	$34,500,000	June 30, 2024
Lynne Mapp Drexler	57.5%	$50	April 19, 2002	$1,200,000	June 30, 2024
Tracey Emin	15.2%	$137,199	February 7, 2001	$3,773,000	June 30, 2024
Günther Förg	11.2%	$38,000	May 8, 1990	$1,426,635	June 30, 2024
Barkley L. Hendricks	60.8%	$3,250	May 5, 2008	$7,000,000	June 30, 2024
Charline von Heyl	31.7%	$6,293	March 14, 2009	$428,210	June 30, 2024
Jacqueline Humphries	21.0%	$1,700	February 22, 1993	$675,000	June 30, 2024
Alice Neel	18.6%	$3,000	February 23, 1985	$2,500,000	June 30, 2024
Elizabeth Peyton	26.7%	$6,000	November 17, 1999	$2,033,333	June 30, 2024
Avery Singer	110.3%	$28,711	October 6, 2017	$4,300,000	June 30, 2024
Pierre Soulages	19.6%	$12,271	December 4, 1983	$17,300,000	June 30, 2024
Jonas Wood	75.0%	$11,000	June 7, 2013	$5,400,000	June 30, 2024

Median Repeat Sale Pair Appreciation

Artist	Median Repeat Sale Pair Appreciation Rate	Number of Repeat Sales	First Repeat Sale Pair Date	Last Repeat Sale Pair Date
Alighiero Boetti	14.4%	33	December 8, 1999	May 16, 2024
Cecily Brown	17.9%	33	November 14, 2000	May 17, 2024
George Condo	15.4%	96	May 8, 1996	June 27, 2024
Peter Doig	19.8%	36	November 17, 1999	October 13, 2023
Lynne Mapp Drexler	N/A	N/A	N/A	N/A
Tracey Emin	N/A	N/A	N/A	N/A
Günther Förg	19.9%	52	July 2, 1998	May 14, 2024
Barkley L. Hendricks	N/A	N/A	N/A	N/A
Charline von Heyl	N/A	N/A	N/A	N/A
Jacqueline Humphries	N/A	N/A	N/A	N/A
Alice Neel	N/A	N/A	N/A	N/A
Elizabeth Peyton	N/A	N/A	N/A	N/A
Avery Singer	N/A	N/A	N/A	N/A
Pierre Soulages	13.1%	31	May 9, 1996	December 13, 2023
Jonas Wood	N/A	N/A	N/A	N/A

Artist Market Profiles

Artist	Artist Market Profiles
Alighiero Boetti	Mature
Cecily Brown	Established
George Condo	Established
Peter Doig	Established
Lynne Mapp Drexler	Emerging
Tracey Emin	Established
Günther Förg	Emerging
Barkley L. Hendricks	Emerging
Charline von Heyl	Speculative
Jacqueline Humphries	Speculative
Alice Neel	Emerging
Elizabeth Peyton	Emerging
Avery Singer	Emerging
Pierre Soulages	Mature
Jonas Wood	Emerging